As filed with the U.S. Securities and Exchange Commission on October 23, 2007
Registration No. 333-[               ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For the American Depositary Shares Evidenced by American Depositary Receipts

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
Cayman Islands
(Jurisdiction of Incorporation or organization of issuer)
JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, New York 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
Telephone (212) 664-1666
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Alex Lloyd
Clifford Chance
29th Floor
Jardine House
One Connaught Place
Hong Kong
(852) 2826 2424
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☑
CALCULATION REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
		aggregate	aggregate	Amount of
Title of each class of Securities to	Amount to be	price per	offering	registration
be registered	registered	unit(1)	price(2)	fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing three ordinary shares, par value $0.0001 per Share, of China Nepstar Chain Drugstore Ltd.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$153.50

(1)	Each unit represents 100 American Depositary Shares.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART 1
INFORMATION REQUIRED IN PROSPECTUS
The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.
CROSS REFERENCE SHEET
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary Receipt
Item Number and Caption			Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Location in Form of American Depositary Receipt
Item Number and Caption		Filed Herewith as Prospectus
(b)	Statement that China Nepstar Chain Drugstore Ltd. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.	Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)	Form of Deposit Agreement. Form of Deposit Agreement to be dated , 2007 among China Nepstar Chain Drugstore Ltd. (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt, is filed herewith as Exhibit (a).
(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of Clifford Chance, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).
(e)	Certification under Rule 466. Not Applicable.
(f)	Power of Attorney. Included as part of the signature pages hereto.
Item 4. UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Company which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Company.
(b)	If the amounts of fees charge are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 23, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, N.A., as Depositary

By: /s/ Joseph M. Leinhauser

Name: Joseph M. Leinhauser
Title: Vice President

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, as amended, China Nepstar Chain Drugstore Ltd., certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China on October 23, 2007.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Simin Zhang
	Name:	Simin Zhang
	Title:	Chairman of the Board of Directors

POWER OF ATTORNEY
Each person whose signature appears blow hereby constitutes and appoints Simin Zhang, Jiannong Qian and Jiaxin Feng, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on October 23, 2007:

Signatures	Title
/s/ Simin Zhang Name: Simin Zhang	Chairman of the Board of Directors
/s/ Jiannong Qian Name: Jiannong Qian	Director and Chief Executive Officer (principal executive officer)
/s/ Jiaxin Feng Name: Jiaxin Feng	Executive Director
/s/ Stephanie Hui Name: Stephanie Hui	Director
/s/ Wanlin Liu Name: Wanlin Liu	Director
/s/ Andrew Weiwen Chen Name: Andrew Weiwen Chen	Chief Financial Officer (principal financial officer)
/s/ Zixin Shao Name: Zixin Shao	Chief Financial Officer (principal financial officer)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE
Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of China Nepstar Chain Drugstore Ltd., has signed this Registration Statement on Form F-6 and Power of Attorney in New York, New York, on October 23, 2007.

Authorized Representative in the United States
By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director, Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Deposit Agreement (including Form of American Depositary Receipt), among China Nepstar Chain Drugstore Ltd., JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American Depositary Receipts issued thereunder.

(d)	Opinion of Clifford Chance, counsel to the Depositary, as to the legality of the securities to be registered.